# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EquipmentShare.com Inc, CIK 0001693736
CUSIP: 29445S100
Title of class of securities: Class A Common Stock, $0.00000125 par value per share
Address of issuer's principal executive offices: 5710 Bull Run Drive, Columbia, United States (X1), 65201
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001629398

## Reporting persons
- Insight Venture Partners IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,335,492; sole dispositive power 0; shared dispositive power 8,335,492; aggregate amount beneficially owned 8,335,492 (3.9% of the class)
  Comment: The percentages set forth in this Schedule 13G are calculated based upon the 214,806,153 shares of the Issuer's Class A common stock outstanding as of May 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026.
- Insight Venture Partners IX (Co-Investors), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 166,384; sole dispositive power 0; shared dispositive power 166,384; aggregate amount beneficially owned 166,384 (0.1% of the class)
  Comment: The percentages set forth in this Schedule 13G are calculated based upon the 214,806,153 shares of the Issuer's Class A common stock outstanding as of May 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026.
- Insight Venture Partners (Cayman) IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,141,707; sole dispositive power 0; shared dispositive power 4,141,707; aggregate amount beneficially owned 4,141,707 (1.9% of the class)
  Comment: The percentages set forth in this Schedule 13G are calculated based upon the 214,806,153 shares of the Issuer's Class A common stock outstanding as of May 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026.
- Insight Venture Partners (Delaware) IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 883,148; sole dispositive power 0; shared dispositive power 883,148; aggregate amount beneficially owned 883,148 (0.4% of the class)
  Comment: The percentages set forth in this Schedule 13G are calculated based upon the 214,806,153 shares of the Issuer's Class A common stock outstanding as of May 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026.
- Insight Venture Associates IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 13,526,731; sole dispositive power 0; shared dispositive power 13,526,731; aggregate amount beneficially owned 13,526,731 (6.3% of the class)
  Comment: The percentages set forth in this Schedule 13G are calculated based upon the 214,806,153 shares of the Issuer's Class A common stock outstanding as of May 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026.
- Insight Venture Associates IX, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 13,526,731; sole dispositive power 0; shared dispositive power 13,526,731; aggregate amount beneficially owned 13,526,731 (6.3% of the class)
  Comment: The percentages set forth in this Schedule 13G are calculated based upon the 214,806,153 shares of the Issuer's Class A common stock outstanding as of May 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026.
- Insight Holdings Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 13,526,731; sole dispositive power 0; shared dispositive power 13,526,731; aggregate amount beneficially owned 13,526,731 (6.3% of the class)
  Comment: The percentages set forth in this Schedule 13G are calculated based upon the 214,806,153 shares of the Issuer's Class A common stock outstanding as of May 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026.

## Item 1. Issuer
Name of issuer: EquipmentShare.com Inc
Address of issuer's principal executive offices: 5710 Bull Run Drive, Columbia, United States, 65201

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"): (i) Insight Venture Partners IX, L.P., a Cayman Islands exempted limited partnership ("IVP IX"); (ii) Insight Venture Partners (Cayman) IX, L.P., a Cayman Islands exempted limited partnership ("Cayman IX"); (iii) Insight Venture Partners (Delaware) IX, L.P., a Delaware limited partnership ("Delaware IX"); (iv) Insight Venture Partners IX (Co-Investors), L.P., a Cayman Islands exempted limited partnership ("Co-Investors IX", and together with IVP IX, Cayman IX and Delaware IX, the "Fund IX Entities"); (v) Insight Venture Associates IX, L.P., a Cayman Islands exempted limited partnership ("IVA IX"); (vi) Insight Venture Associates IX, Ltd., a Cayman Islands exempted company ("IVA IX Ltd") and (vii) Insight Holdings Group, LLC ("Holdings").

Holdings is the sole shareholder of IVA IX Ltd, which is the general partner of IVA IX, which is the general partner of each of the Fund IX Entities (collectively with Holdings, IVA IX Ltd and IVA IX, the "Insight Entities"). As a result, the amounts owned by each of the Fund IX Entities may be deemed attributable to each of the other Insight Entities.
Address of principal business office or, if none, residence: The address of the principal business and principal office of each of the Reporting Persons is c/o Insight Partners,1114 Avenue of the Americas, 36th Floor, New York, New York 10036.
Citizenship: See Item 2(a).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As the general partner of the Fund IX Entities, IVA IX may be deemed to beneficially own all 13,526,731 shares of the Issuer's Class A common stock held directly by the Fund IX Entities. As the general partner of IVA IX, IVA IX Ltd. may be deemed to beneficially own all 13,526,731 shares of the Issuer's Class A common stock held by IVA IX. As the sole shareholder of IVA IX Ltd., Holdings may be deemed to beneficially own all 13,526,731 shares of the Issuer's Class A common stock held by IVA IX Ltd.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Persons to file jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a "group" for purposes of Rule 13d-5 or for any other purpose.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended

## Signatures
- Insight Venture Partners IX, L.P.: /s/ Andrew Prodromos, Andrew Prodromos, Attorney-in-Fact (05/15/2026)
- Insight Venture Partners IX (Co-Investors), L.P.: /s/ Andrew Prodromos, Andrew Prodromos, Attorney-in-Fact (05/15/2026)
- Insight Venture Partners (Cayman) IX, L.P.: /s/ Andrew Prodromos, Andrew Prodromos, Attorney-in-Fact (05/15/2026)
- Insight Venture Partners (Delaware) IX, L.P.: /s/ Andrew Prodromos, Andrew Prodromos, Attorney-in-Fact (05/15/2026)
- Insight Venture Associates IX, L.P.: /s/ Andrew Prodromos, Andrew Prodromos, Attorney-in-Fact (05/15/2026)
- Insight Venture Associates IX, Ltd.: /s/ Andrew Prodromos, Andrew Prodromos, Attorney-in-Fact (05/15/2026)
- Insight Holdings Group, LLC: /s/ Andrew Prodromos, Andrew Prodromos, Attorney-in-Fact (05/15/2026)